

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 6, 2017

<u>Via E-mail</u>
Stuart B. Burgdoerfer
Executive Vice President
L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

  Re: **L Brands, Inc.**
     Form 10-K
     Filed March 18, 2016
     File No. 001-08344

Dear Mr. Burgdoerfer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 30, 2016</u>

1. We note that while Mr. Stuart Burgdoerfer signed the Form 10-K for L Brands he did not sign the Form 10-K on behalf of the registrant in the capacities of the principal financial officer and principal accounting officer under the paragraph "pursuant to requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on January 30, 2016." Please confirm that in future Form 10-K filings that the principal financial officer and principal accounting officer will sign the Form 10-K in those capacities. Refer to General Instruction D(2) to Form 10-K.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining